As filed with the SEC on December 12, 2001

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

National Health & Safety Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Class of Securities)

636327108

(CUSIP Number)

Gary Davis

3811 Bee Cave Road, Suite 210

Austin, Texas 78746

512-328-0433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, August 8, and October 24, 2001

(Date of Event which Requires Filing of this Statement)

(1) Names of Reporting Persons:

IPA Investors, LP (the "Partnership")

(2) Check the appropriate box if a member of a group:

(a) [X]

(b) [ ]

(3) SEC Use Only

(4) Source of Funds:

AF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:
(7) Sole voting power	IPA Investors, LP	15,000,000 Shares
(8) Shared voting power	None
(9) Sole dispositive power	IPA Investors, LP	15,000,000 Shares
(10) Shared dispositive power	None

(11) Aggregate amount beneficially owned by each reporting person.

IPA Investors, LP 15,000,000 Shares

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

5.72% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

PN

(1) Names of Reporting Persons:

Gary J. Davis

(2) Check the appropriate box if a member of a group:

(a) [X]

(b) [ ]

(3) SEC Use Only

(4) Source of Funds:

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:
(7) Sole voting power	Gary J. Davis	8,399,982 Shares
(8) Shared voting power	None
(9) Sole dispositive power	Gary J. Davis	8,399,982 Shares
(10) Shared dispositive power	None

(11) Aggregate amount beneficially owned by each reporting person.

Gary J. Davis 8,399,982

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

3.20% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

IN

(1) Names of Reporting Persons:

First Advisors, Inc. (the "Corporation")

(2) Check the appropriate box if a member of a group:

(a) [X]

(b) [ ]

(3) SEC Use Only

(4) Source of Funds:

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:
(7) Sole voting power	First Advisors, Inc.	6,767,500 Shares
(8) Shared voting power	None
(9) Sole dispositive power	First Advisors, Inc.	6,767,500 Shares
(10) Shared dispositive power	None

(11) Aggregate amount beneficially owned by each reporting person.

First Advisors, Inc. 6,767,500 Shares

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

2.58% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

CO

The Schedule 13D previously filed on February 9, 2001, is hereby amended as follows:

Item 1 Security and Issuer

The response to Item 1 is deleted in its entirety and replaced with the following:

This report relates to the common stock, par value $0.001 per share, of National Health & Safety Corporation ("NHLT"), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746.

In January 2001, NHLT issued shares of common and preferred stock to the reporting persons who filed this report and to others pursuant to NHLT's confirmed Plan of Reorganization (the "Plan") dated as of August 21, 2000 (the "Plan"), as confirmed by the U.S. Bankruptcy Court, Eastern District, Pennsylvania on November 27, 2000. A copy of the Plan has been filed as an exhibit to NHLT's report on Form 8-K dated November 28, 2000. Pursuant to the Plan, NHLT, which had approximately 58 million shares of common stock outstanding prior to confirmation of the Plan, issued 130,000,000 shares of new common stock to acquire all of the outstanding stock of MedSmart Healthcare Network, Inc. ("MedSmart"), and 45,000,000 shares of new common stock to investors for $600,000 cash. NHLT also issued preferred stock to claimants and interest holders in exchange for their claims and interests.

On May 7, 2001, NHLT entered into a management services agreement with First Advisors, Inc., in which First Advisors will analyze the current status of and recommend improvements for the Company in regard to the Company's business plan, financial condition, management and personnel and strategic and professional relationships. The consulting relationship will last one year, unless either party gives 30 days notice of canceling the relationship. The Company will pay First Advisors 1,250,000 shares of NHLT each month for services, as well as reimbursement for expenses.

As a result of these transactions, the reporting persons who are filing this report became the owners of more than 5% of the voting equity securities of NHLT.

Item 2 Identity and Background

The response to Item 2 is correct as stated in Amendment No. 1 to Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

The response to Item 3 is correct as stated in Amendment No. 1 to Schedule 13D.

Item 4 Purpose of Transaction

The response to Item 4 is correct as stated in Amendment No. 1 to Schedule 13D.

Item 5 Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person:	IPA Investors, LP
No. Shares Owned:	15,000,000 Shares of Common Stock
Percent of Outstanding shares (1):	5.72%

Person:	Gary J. Davis
No. Shares Owned:	8,399,982 Shares of Common Stock
Percent of Outstanding shares (1):	3.20%

Person:	First Advisors, Inc.
No. Shares Owned:	6,767,500 Shares of Common Stock
Percent of Outstanding shares (1):	2.58%

Total Shares owned as a group:	30,167,482

Percent of Outstanding Shares owned as a group (1):	11.51%

(1) Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding:

Common stock outstanding at November 6, 2001,	262,140,140

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7 Exhibits

The response to Item 7 is amended by adding the following:

3. Amendment to Management Services Agreement between First Advisors, Inc. and National Health & Safety Corporation dated November 1, 2001.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPA Investors, LP, a Texas Limited Partnership
By: Investment Property Advisors, Inc., a Texas Corporation, its General Partner

December 10, 2001	By: __ Gary Davis ________________
Date	Gary J. Davis, President

Gary J. Davis

December 10, 2001	____ Gary Davis _________________
Date

First Advisors, Inc ., a Texas Corporation

December 10, 2001	By: __Gary Davis________________
Date	Gary J. Davis, President